Exhibit 21.1

SUBSIDIARIES OF NATIONAL LAMPOON, INC.

Name of Subsidiary	State of Incorporation	Business Name

National Lampoon Networks, Inc.	Delaware	National Lampoon Networks

National Lampoon Tours, Inc.	California	National Lampoon Tours

Bag Boy Productions, Inc.	California	National Lampoon's Bag Boy

Ratko Productions, Inc.	California	National Lampoon's Ratko

301 Productions, Inc.	California	National Lampoon’s 301